[redacted]

09056192

TATES
IANGE COMMISSION
Washington, D.C. 20549

19
3/13

SEC Mail Processing
Section

MAR 09 2009

Washington, DC
111

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29688

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STEVEN L. FALK & ASSOCIATES, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3245 ELK CLOVER ST

(No. and Street)

LAS VEGAS, NV 89135

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROSETT, MARSHALL S.

(Name – *if individual, state last, first, middle name*)

2 N. DEAN ST., ENGLEWOOD, NJ 07631

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB
3/26

OATH OR AFFIRMATION

I, STEVEN L. FALK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STEVEN L. FALK & ASSOCIATES, INC, as of DECEMBER 31, 2008, ~~20~~, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Steven L. Falk
Signature

PRESIDENT
Title

[Signature]
Notary Public

[Notary stamp: Notary Public, State of Nevada, Appointment No. 07-3651-1, My Appt. Expires Apr 27, 2011]

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STEVEN L. FALK & ACCOCIATES, INC
FINANCIAL STATEMENTS
YEAR ENDING DECEMBER 31, 2008

MARSHALL S. ROSETT CPA
2 NORTH DEAN STREET
ENGLEWOOD, NEW JERSEY 07631
TEL # 201 816-8008
FAX # 201 816-8306

INDEPENDENT AUDITOR'S REPORT

I have audited the accompanying balance sheet of Steven L. Falk & Associates, Inc. as of December 31, 2008 and the related statements of income, retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Steven L. Falk & Associates, Inc. as of December 31, 2008 and the results of its operations and its cash flow for the year then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of basic financial statements, but is supplementary information required by rule 1 7a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Marshall S. Rosett CPA

Marshall Rosett

Englewood, New Jersey February 18, 2009

STEVEN L. FALK & ASSOCIATES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash		$ 194
Receivable from Broker-Dealer-Clearing Account		35,000
Marketable Securities at Market Value		32,527
Non Customer Receivable		15,000
Commissions Receivable		99,755
Fixed Assets		
Auto & Furniture & Fixtures	$ 27,997	
Less Accumulated Depreciation	14,819	
		13,178
Total Assets		$ 195,654

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts Payable	1,200
Accrued Commissions Payable	84,355
Total Current Liabilities	85,555
Total Liabilities	85,555
Stockholder's Equity	
Common Stock, $1.00 par value 100 Shares, Authorized, Issued & Outstanding	100
Additional Paid-In –Capital	76,655
Retained Earnings	33,344
Total Stockholder's Equity	110,099
Total Liabilities and Stockholder's Equity	$ 195,654

The accompanying notes are an integral part of these financial statements.

STEVEN L. FALK & ASSOCIATES, INC.
INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2008

Revenues :	
Commissions	
	$ 2,776,577
Dividend Income	
Interest Income	2,249
	18,272
Total Revenue	
	$ 2,797,098
Operating Expenses:	
Registration Fees & Dues	
Professional Fees	24,597
Line Charges/Software	11,050
Telephone	6,199
Travel, Entertainment, & Auto	6,559
Seminar & Training Expenses	27,643
Clearing/Execution Fees	10,838
Insurance	46,080
Depreciation	10,350
Office Expenses, Printing & Supplies	2,145
Commissions Paid	7,270
Unrealized Investment Loss	2,296,304
Contributions	8,740
Repairs & Maintenance	1,000
Postage	305
Payroll	1,604
Employee Benefits & Taxes	325,200
	28,998
Total Operating Expenses	
	2,814,882
Net Loss	
	$ (17,784)

The accompanying notes are an integral part of these financial statements.

STEVEN L. FALK & ASSOCIATES, INC.
STATEMENT OF CASH FLOWS
DECEMBER 31, 2008

Cash flows from operating activities:	
Net Loss	$ (17,784)
Adjustments to reconcile net income to net cash Provided by operating activities	
Depreciation	2,145
Changes in operating assets and liabilities:	
Non-Customer Receivable	(15,000)
Commissions Receivable	199,328
Marketable Securities	6,491
Accounts Payable & Short term Loan	(22,757)
Commissions Payable	(152,229)
Net Cash from Operations	194
Increase in Cash and Cash Equivalents	194
Cash and Cash Equivalents- Beginning	0
Cash and Cash Equivalents- End	$ 194

The accompanying notes are an integral part of these financial statements.

STEVEN L. FALK & ASSOCIATES, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FRO THE YEAR ENDED DECEMBER 31, 2008

	Common stock & Paid in Capital	Retained Earnings	Total
Balance Jan. 1, 2008	$76,555	$ 51,128	$ 127,883
Net Loss	–	$ (17,784)	$(17,784)
Balance Dec. 31, 2008	$ 76,755	$ 33,344	$ 110,099

The accompanying notes are an integral part of these financial statements.

STEVEN L. FALK & ASSOCIATES, INC.
SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15C3-1
DECEMBER 31, 2008

Shareholder's equity per statement of financial condition	$ 110,099
Deductions-	
Non allowable assets	(36,375)
Haircuts on securities	
Other Securities	(4,879)
Undue Concentration	(3,379)
Net Capital	65,466
Minimum net capital requirement of 6-2/3% of aggregate Indebtedness or $ 50,000 whichever is greater	50,000
Excess of net capital over minimum requirement	15,466
Aggregate indebtedness	
Accrued expenses and other liabilities	85,555
Percentage of aggregate indebtedness to net capital	131%

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15C3-1

There is no material difference between the above calculation included In the Company's Focus report as of December 31, 2008.

The accompanying notes are an integral part of these financial statements.

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		110,099 [3480]
2.	Deduct ownership equity not allowable for Net Capital		[3490]
3.	Total ownership equity qualified for Net Capital		110,099 [3500]
4.	Add:		
	A. **Liabilities subordinated to claims of general creditors allowable in computation of net capital**		0 [3520]
	B. **Other (deductions) or allowable credits (List)**		
	[3525A]	[3525B]	
	[3525C]	[3525D]	
	[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities		110,099 [3530]
6.	Deductions and/or charges:		
	A. **Total nonallowable assets from Statement of Financial Condition (<u>Notes B and C</u>)**	36,375 [3540]	
	B. **Secured demand note deficiency**	[3590]	
	C. **Commodity futures contracts and spot commodities - proprietary capital charges**	[3600]	
	D. **Other deductions and/or charges**	[3610]	-36,375 [3620]
7.	Other additions and/or credits (List)		
	[3630A]	[3630B]	
	[3630C]	[3630D]	

	[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions		73,724 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
	A. Contractual securities commitments	[3660]	
	B. Subordinated securities borrowings	[3670]	
	C. Trading and investment securities:		
	1. Exempted securities	[3735]	
	2. Debt securities	[3733]	
	3. Options	[3730]	
	4. Other securities	4,879 [3734]	
	D. Undue Concentration	3,379 [3650]	
	E. Other (List)		
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	-8,258 [3740]
10.	Net Capital		65,466 [3750]

STEVEN L FALK & ASSOCIATES, INC.
STATEMENT OF RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2008

Retained Earnings January 1, 2008	$ 51,128
Net loss for the year	(17,784)
Retained Earnings December 31, 2008	$ 33,344

The accompanying notes are an integral part of these financial statements.

STEVEN L. FALK & ASSOCIATES, INC.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

Business Activity

The company is a securities broker registered with the Securities and Exchange Commission. The company commenced operations in 1983.

Summary of Significant Accounting Policies

Method of Accounting

The company maintains its books and records on the accrual basis for financial and Tax purposes.

Marketable Securities

Marketable Securities are carried at Market Value. The gross unrealized loss pertaining to these securities held in the investment account was $ 8,740 at December 31, 2008.

Income taxes

The company has elected to be treated as an "S" Corporation for Federal Income Tax purposes. Consequently, the company's income is taxable to the stockholder.

MARSHALL S ROSETT CPA
2 NORTH DEAN STREET
ENGLEWOOD, NEW JERSEY 07631
TEL # 201 816-8008
FAX # 201 816-8306

February 18, 2009

Board of Directors
Steven L. Falk & Associates, Inc.
Las Vegas, NV 89135

I declare that no material inadequacies exist in your accounting systems. Since your firm currently consists of only a sole shareholder-employee, it does not allow for true internal controls or procedures for safeguarding of securities or assets. As of December 31, 2008 there were no securities transactions which transpired and therefore, no securities were ever in your possession. Thus, I was unable to observe the application of your safeguarding procedures as of that date.

Marshall S Rosett CPA

MARSHALL S ROSETT CPA
2 NORTH DEAN STREET
ENGLEWOOD, NEW JERSEY 07631
TEL # 201 816-8008
FAX # 201 816-8306

February 18, 2009

Board of Directors
Steven L. Falk & Associates, Inc.
Las Vegas, NV 89135

Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5

In planning and performing my audit of the financial statements of Steven L. Falk & Associates, Inc. for the year ended December 31, 2008 I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Ruke17a-5(g)(1) of the Securities and Exchange Commission(SEC), I have made a study of the practices and procedures followed by Steven L. Falk & Associates, Inc., including tests of compliance with such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Ruke17a3(a)(11) and the reserve required by rule 15c3-3(e). I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirement for prompt payment for securities under Section 8 or Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to access the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's

authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level of risk that error or fraud in amounts that would be material in relation to financial statements being audited may occur and not be detected within a timely, period by employees in the normal course of performing their assigned functions.

However, I noted no matters involving internal control, including control activities for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding, and my study, I believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be used by anyone other than these specific parties.

Marshall S Rosett CPA

February 18, 2009

MARSHALL S ROSETT CPA
2 NORTH DEAN STREET
ENGLEWOOD, NEW JERSEY 07631
TEL # 201 816-8008
FAX # 201 816-8306

February 18, 2009

Board of Directors
Steven L Falk & Associates, Inc.
Las Vegas, NV 89135

Computation for determination of the reserve requirements of rule 15c3-3 and information related to the possession or control requirements of Rule 15c3-3.

The Company's transactions with clients consist of acting as an introducing broker-dealer to a clearing broker-dealer in securities on a fully disclosed basis. The Company transmits all customer security purchase funds directly to the clearing broker-dealer, who in turn carries all the accounts of such customers. The Company therefore meets the requirements of paragraph(k)(2)(ii) of Rule 15c3-3 and is exempt from the computation of cash reserve requirements for brokers and dealers.

MARSHALL S ROSETT CPA
2 NORTH DEAN STREET
ENGLEWOOD, NEW JERSEY 07631
TEL # 201 816-8008
FAX # 201 816-8306

February 18, 2009

Board of Directors
Steven L. Falk & Associates, Inc.
Las Vegas, NV 89135

Please be advised that no material differences existed between the audited computation of Net Capital and the Broker/Dealer's corresponding unaudited Part 11A Focus Report.

Marshall S. Rosett CPA